EXHIBIT D.5


						March 12, 1999

Ms. Louise Rickard
Acting Executive Secretary
Department of Public Utility Control
10 Franklin Square
New Britain, CT 06051

Re:	Docket No. 91-06-04: Application of The Connecticut Light and Power
Company for Approval of Certain Modifications to Nuclear Fuel Financing Arrangements - Request For Reopening

Dear Ms. Rickard:

The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of Northeast Utilities and a public service company as defined in Connecticut General Statutes ("Conn. Gen. Stat.") Section 16-1, hereby requests that the Department of Public Utility Control (the "Department") reopen the above-referenced docket for the limited purpose of approving certain proposed modifications to the terms of its nuclear fuel financing arrangements for the financing of its interest in the nuclear fuel for the Millstone nuclear units.

More specifically, CL&P is seeking authority to:

(i) 	modify certain terms of its (a) Nuclear Fuel Lease Agreement (the
"Lease"), dated as of January 4, 1982, as amended and restated as of February 11, 1992, between Bankers Trust Company, in its capacity as Lessor (the "Lessor"), State Street Bank and Trust Company of Connecticut, N.A., as Trustor (the "Trustor"), and CL&P and Western Massachusetts Electric Company ("WMECO"), collectively as Lessees (the "Lessees"), and (b) Security Agreement and Assignment of Contracts (the "Security Agreement"), dated as of January 4, 1982, as amended and restated by the Amendment to and Restatement of Security Agreement and Assignment of Contracts dated February 11, 1992, and as further supplemented by the First Supplement and Amendment dated as of May 1, 1998 between Bankers Trust Company in its capacity as Trustee (the "Trustee") and The First National Bank of Chicago, as Collateral Agent (the "Collateral Agent");

(ii) 	issue up to an additional $64.8 million aggregate principal amount of its first mortgage bonds as collateral under the Lease (the "1999 CL&P Collateral Bonds"); and

(iii) 	extend the term of the outstanding $72.9 million aggregate
principal amount of the 1998 Series A first mortgage bonds, which were previously approved by the Department and issued as collateral under the Lease (the "1998 CL&P Collateral Bonds").

I.  Overview

CL&P and WMECO (collectively, the "Companies") have announced their intention to permanently cease operations at Millstone Unit 1 ("Unit 1") and have notified the Nuclear Regulatory Commission (the "NRC") of that decision. Under Section 23(a)(ix) of the Lease, the foregoing events could constitute an Event of Termination. Although Events of Termination may trigger termination of the Lease and certain payments by the Companies to the Niantic Bay Fuel Trust (the "Trust"), Section 23(a)(ix) of the Lease provides for a partial termination with respect only to the affected Unit (in this case, Unit 1) unless the Lessor under the Lease, and the Collateral Agent under the Security Agreement, shall have determined in their reasonable judgment that the triggering event does or will have a material adverse effect on the financial condition or business prospects of CL&P or WMECO. Such determination has not been made. In the event of a partial termination of the Lease, the Companies presently would be required to obtain the release of the nuclear fuel located at or intended to be used at Unit 1 (the "Unit 1 Nuclear Fuel"). In connection with such release of nuclear fuel from the Lease, the Companies would be required to pay to the Lessor an amount equal to the stipulated loss value of the Unit 1 Nuclear Fuel (the "SLV"), defined for these purposes as certain unamortized costs allocable to the Unit 1 Nuclear Fuel, currently approximately $80 million.

II. Modification of Lease and Second Supplement and Amendment to Security Agreement

The Companies have requested that the Lessor and the Collateral Agent consent to a Modification of and Amendment to the Lease (the "Modification"). The Modification will effect a partial termination of the Lease with respect to Unit 1, and a release of the Unit 1 Nuclear Fuel, upon terms different from those currently provided for in the Lease. The Modification will alter the partial termination provision of the Lease to effect the release of the Unit 1 Nuclear Fuel upon the issuance by the Companies to the Trustee of $80 million aggregate principal amount of collateral first mortgage bonds, rather than effecting the release of the Unit 1 Nuclear Fuel upon a payment by the Companies to the Lessor of the SLV. The Companies will be required to each issue a new series of first mortgage bonds in an aggregate principal amount not to exceed $80 million. Of this $80 million aggregate principal amount of new bonds to be issued, 81%, or a maximum of $64.8 million, will be issued by CL&P and 19%, or a maximum of $15.2 million, will be issued by WMECO (the "1999 WMECO Collateral Bonds"). The Trustee will then pledge such collateral first mortgage bonds to the Collateral Agent pursuant to a Second Supplement and Amendment to the Security Agreement and Assignment of Contracts between the Trust and the Collateral Agent (the "Second Supplement").

In accordance with the issuance of the 1999 CL&P Collateral Bonds, the definition of "Collateral First Mortgage Bond" will be amended in the Security Agreement to reflect the definition as will be specified in the Second Supplement, to include as collateral under such definition the 1999 CL&P Collateral Bonds, and any such other collateral mortgage bonds as may be issued by CL&P, from time to time in connection with the Trust. CL&P seeks Department approval for the Lease Modification, the amendment to the Security Agreement and for the related issuance of the 1999 CL&P Collateral Bonds, as discussed more fully below.

By separate application, WMECO is requesting the Department's waiver pursuant to Conn. Gen. Stat. Section 16-246c(c) of the requirements of Conn. Gen. Stat. Section 16-43 with respect to the Lease Modification and the amendment to the Security Agreement.

III.  Issuance of New Series of Collateral Bonds

The 1999 CL&P Collateral Bonds will be substantially similar to the $72.9 million in aggregate principal amount of the 1998 CL&P Collateral Bonds previously approved by the Department in its Decision dated April 23, 1998 in this docket. CL&P requests the Department's approval for the issuance of up to $64.8 million of the 1999 CL&P Collateral Bonds at a maximum interest rate of eleven percent (11%) per annum with a maturity date of June 1, 2000.

By separate application, WMECO is requesting the Department's waiver pursuant to Conn. Gen. Stat. Section 16-246c(c) of the requirements of Conn. Gen. Stat. Section 16-43 with respect to the issuance of the 1999 WMECO Collateral Bonds.

IV.  Extension of Maturity Date of 1998 CL&P Collateral Bonds

The terms of the Series G Intermediate Term Notes (the "Series G Notes"), the issuance of which was approved by the Department in its Decision dated May 27, 1998 in this docket, require the Trust's best efforts to extend the maturity date of the 1998 CL&P Collateral Bonds until such bonds are rated "Investment Grade" by either Moody's Investor Service, Inc. or Standard & Poor's Corporation. The 1998 CL&P Collateral Bonds are currently rated below Investment Grade. The terms of the Series G Notes further require the Trustee to provide notice to the Series G Noteholders, no later than sixty days prior to the stated maturity date of June 1, 1999, confirming that everything necessary for the maturity date's extension has been or will be satisfied by June 1, 1999. The failure of the Trust to provide such notice, or the inability to extend the term of maturity, may result in the Series G Noteholders' exercising their right to have the Trustee repurchase their Notes in full. CL&P therefore requests Department approval for a one year extension of the June 1, 1999 maturity date of the 1998 CL&P Collateral Bonds.

By separate application, WMECO is requesting the Department's waiver pursuant to Conn. Gen. Stat. Section 16-246c(c) of the requirements of Conn. Gen. Stat. Section 16-43 with respect to the extension of the June 1, 1999 maturity date of its portion of the 1998 collateral bonds (the "1998 WMECO Collateral Bonds"), which is also required under the terms of the Notes.

The consent of a majority of the Series G Noteholders is required to effect the proposed Modification and issuance of the 1999 CL&P Collateral Bonds, as described above. An accommodation fee of $64,800 will be paid by CL&P as consideration for the Series G Noteholders' consent.

V.  Additional Information

In support of CL&P's requested approval for the proposed modifications to the nuclear fuel financing arrangements, CL&P submits the prepared testimony of Randy A. Shoop, Assistant Treasurer, attached hereto. In addition, the following information is supplied as part of this application:

1.	The exact legal name of the applicant and its principal place of business is:

The Connecticut Light & Power Company
107 Selden Street
Berlin, CT  06037

CL&P is a corporation organized and existing under the laws of the State of Connecticut.

2.	The name, title, address and telephone number of the attorneys and other persons to whom correspondence or communication in regard to this application are to be addressed:

		A.	Jane P. Seidl, Esq.
			Senior Counsel
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT  06141-0270
Telephone:  (860) 665-5051

B.	Randy A. Shoop
			Assistant Treasurer - Finance
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT  06141-0270
Telephone:  (860) 665-3258

C.	Kenneth M. Burke
			Senior Regulatory Planning Analyst
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT 06141-0270
Telephone: (860) 665-5558

3.	The Department's attention is respectfully directed to the fact that the
Companies must give notice to the Series G Noteholders no later than April 1, 1999, confirming that everything necessary for an extension of the maturity date of the 1998 CL&P Collateral Bonds and the 1998 WMECO Collateral Bonds has been or will be satisfied by June 1, 1999. The failure to provide such notice, or the inability to extend the term of maturity, may result in the Series G Noteholders exercising their right to have the Trustee repurchase their Notes in full. Under these conditions, time is of the essence and accordingly the Companies respectfully request that the Department grant the requested approvals at the earliest date it is able to do so, not later than May 1, 1999.

Very truly yours,

THE CONNECTICUT LIGHT AND POWER COMPANY



By:
/s/Randy A. Shoop
Assistant Treasurer-Finance

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